

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 9, 2017

Mr. Charles Stewart
Chief Financial Officer
Altice USA, Inc.
1111 Stewart Avenue
Bethpage, NY 11714

      Re: **Altice USA, Inc.**
             Amendment No. 2 to Registration Statement on Form S-1
             Filed April 11, 2017
             File No. 333-217240

Dear Mr. Stewart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2017 letter.

Powerful Financial Model Driving Strong Returns, pages 146 - 147

1.   We note your response to comment 7 and revised disclosure. Please further clarify that the Company believes it is on track to achieve a substantial portion of the $1.1 billion of cost savings based upon a comparison of annualized first quarter 2017 expenses and fiscal year 2015 expenses. Also, please provide a more enhanced discussion of how these cost savings were achieved on an expedited basis including steps taken by management and their impact on specific expense line-items.

Description of Non-GAAP Financial Measures, page 196

2.   Please tell us the difference in the Non-GAAP financial measures disclosed here and
those provided elsewhere in your filing. Further, it is unclear why you have labeled one
set of Non-GAAP financial measures as "International Financial Reporting Standards
basis" as opposed to the definitions, reconciliations, and uses by management provided
on pages 15 through 17, 63, and 75. Please remove this disclosure or advise us.

Altice USA, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Description of Business, Related matters, and Basis of Presentation
Acquisition of Cequel Corporation, page F-44

3.   We note your response to comment 10. It appears the minority shareholders have
exchanged their 30% interest in Cequel Corporation ("Cequel"), and cash, for an
ownership interest in a parent entity of the Company, thereby obtaining an economic
interest in both Cablevision and Cequel. Please advise us, in detail, and fully disclose
this transaction and your accounting for it. Also, explain to us your basis in the
accounting literature for your accounting and reporting in your financial statements.

Note 12. Share-Based Compensation, pages F-28 and F-29

4.   We note that you intend to amend the Carry Unit Plan of Neptune Management L.P. prior
to your initial public offering, resulting in the Class C unit holders receiving a lower
share of the appreciation amount than what was contemplated at the time of their
respective grants. Please tell us how you intend to account for this modification and your
basis for this accounting in the accounting literature.

5.   We note the Class C-10 units were issued at approximately the same time as the filing of
your registration statement, and after, and the Class C-9 units were issued within two
months of the filing date. It appears a reasonable estimation of fair value would account
for the likely completion of your public offering and consequently take a minimal
discount for lack of marketability and reflect recent appreciation in the market valuations
of similar publicly traded companies and public company valuation multiples. Please
revise your estimates of fair value of the Class C-9 and Class C-10 units to be reflective
of the value established in your initial public offering, without the recently contemplated
plan amendment.

<u>Note 14. Equity and Long-Term Incentive Plans, pages F-79 and F-80</u>

6.　　　We note your response to comment 11. Please disclose under what circumstances the Company can be directed to repurchase the Neptune Management, LP ("Neptune") units by Neptune Holdings US GP LLC ("Neptune Holdings") held by employees of Altice USA, Altice N.V., and its affiliates; how and by whom the repurchase of the Neptune units will be determined; and the potential timing for these repurchases. Also, please clarify if it is your intent that the Company would exchange repurchased Neptune units for shares of common stock held by Neptune.

　　　You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-381 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Richard Alsop, Esquire
　　　Shearman & Sterling LLP